Exhibit 99.5
Afternoon Earnings Call

INFOSYS LIMITED
EVENING EARNINGS CALL
October 12, 2012

CORPORATE PARTICIPANTS

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Member of the Board, Chief Financial Officer

Ashok Vemuri
Member of the Board, Head - Americas and Global Head of Manufacturing and Engineering Services

Rajiv Bansal
Vice President, Finance

Haragopal Mangipudi
Head - Finacle

INTERVIEWER

Nitin Mohta
Macquarie

Mitali Ghosh
Bank of America

Edward Caso
Wells Fargo

Radhika Merwin
PUG Securities

Viju George
JP Morgan

Ravindra Agarwal
Capital Market

Ashwin Mehta
Nomura

Anantha Narayan
Credit Suisse

Sandeep Agarwal
Edelweiss

Dipesh Mehta
SBI Cap

Nitin Padmanaban
Espirito Santo

Sandeep Shah
CIMB

Srivatsan Ramachandran
Spark Capital

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode. There will be an opportunity for you to ask questions at the end of today’s presentation. If you should need assistance during this conference call please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded.

I would now like to hand the conference over to Sandeep Mahindroo of Infosys. Thank you and over to you, sir.

Sandeep Mahindroo

Thanks Marina. Good afternoon, everyone and a very warm welcome to all of you to discuss Infosys’ financial results for the quarter ended September 30, 2012. I am Sandeep from the Investor Relations Team in New York. Joining us today on this Earnings Call is CEO & M.D. – S. D. Shibulal; CFO – V. Balakrishnan, along with other members of the senior management team. We will start the proceedings with some remarks on the performance of the company for the recently concluded quarter, followed by the outlook for the year ending March 31, 2013. Subsequently, we will open up the call for questions.

Before I pass it on to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I would now like to pass it on to S. D. Shibulal.

S. D. Shibulal

Thank you very much for joining the call. Q2 has been a fairly good quarter for us. We have seen some business momentum. Our revenues have gone up by 2.6% quarter-on-quarter, volume by 3.8%. We had very good wins in Q2. In fact, in Business and IT Services space which is our traditional space, we had multiple wins; in fact 6 of them. 2 of them more than $200 million and both of them were led by Infrastructure deals. One of them which we had announced is the Harley-Davidson deal. We have set up a Development Centre in Milwaukee to support that deal. The second dimension of our offering is Business Transformation and under that we had good wins. 8 large business transformational deals were won in Q2. The third leg of our offering is the Products & Platforms space. We have several significant wins in this space. We have booked $100 million of TCV in Products & Platforms in this quarter. Our total booking is close to $0.5 billion at this stage. Our emerging service lines-Cloud, Mobility are also seeing very good traction. We have also seen good traction in engineering.

If there is one thing to take away from Q2 is the fact that it validates what we have been saying that we are in execution mode. We have completed the transformation to Infosys 3.0. We have moved on to execution. The strategy and the structure is in place and execution is starting to yield results.

We have also done an acquisition in Q2. It has not been closed. It will get closed in the next week or so. The Lodestone acquisition is at the intersection of two of our strategic directions - one is increasing our revenues from Consulting and Systems Integration; second is expanding our footprint in Europe. So it is a very strategic acquisition for us. It will get closed during this quarter and then it will become part of our organization as well as our guidance.

In Q2, we have also seen positive references about our strategies in multiple analysts’ reports like Forrester and Nelson, acknowledging the fact that our strategic direction, Infosys 3.0 is the right way to go. We have launched a couple of Products & Platforms in Q2. ‘Cloud Ecosystem Hub’ which is the first unified enterprise gateway to a hybrid cloud environment was launched in Q2. We have also launched a new service line called ‘Infrastructure Testing’ which is a combination of Infrastructure and Independent Validation Services. From an acknowledgement and recognition perspective, Q2 has been fairly good.

While this is true, the environment has not improved. In my mind, the environment is very similar to what it was in the beginning of last quarter. All the developed markets including US and Europe are undergoing challenges. That is impacting our clients’ ability to take decisions as well as invest for the future and that does impact our ability to grow. Our visibility metrics have not changed. We have 95% visibility for the current quarter and 65% for the entire year when we enter the year in April. We are half way through the year. At this point in time we have approximately 85% (for H2). So we still have 15% visibility to catch up.

So number one, quarter. Number two, environment. Number three, we are investing for the future. As I said, if there is one thing which is getting validated in Q2, it is an early indication of our execution of 3.0. We are investing in the future. We are investing in Products & Platforms. We are investing in Consulting through acquisitions. We have given compensation increase to our employees, on an average 6% offshore and 2%-3% onsite which reflects our confidence in the long-term. We clearly believe that we are in the right path. We clearly believe that we are preparing for the future. Once the things turn around, this will be an excellent platform to execute on and the benefits will accrue in the long-term.

So Q2 has been fairly good. But the environment has not changed. We are investing for the future through acquisitions, through investment into IP and investment into our people. We are very confident about the long-term.

With that let me request Bala to give a lot more color on the quarter.

V. Balakrishnan

Good afternoon, friends. It has been a decent quarter. Our revenues in Rupee terms grew by around 22%, our net profit grew by 24% this quarter. Our PBIDT came down from 30.6% last quarter to 29.1% because our other costs went up. In terms of the exchange rate, the rupee/dollar rate, has almost been same in Q2 as compared to Q1. Whatever movement you saw in the rupee-dollar rate is more towards the end of the quarter. On an average basis it is almost same. So the impact on margins basically because some of our costs went up. At the net income level our margins are almost similar to last quarter because we had a higher degree of non-operating income in Q2. We got a net exchange gain of $29 million due to hedging this quarter. Last quarter it was a negative $ 6 million. That had an impact on the non-operating income. At a net income level, it is almost same as we saw in the last quarter. Our DSO is around 65 days. If you look at our net income conversion to operating cash flows, it is close to 100%. That shows the quality of the revenues we have. We had good volume growth this quarter. The pricing is stable. We have not seen any increase or decrease in pricing, it is almost stable. But the volume growth has been very good this quarter. We have seen the top 10 clients growing at 2.8% qoq. Non-top 10 grew by 2.5%. Overall we had an all-round growth with Europe growing faster, Retail Services growing faster and also our Consulting growing faster. We added around 39 new clients this quarter. If you look at the last 12 months, we add over 190 clients. So the customer addition has been very good. The issue is the velocity of business. Even when you add a client, it takes longer time for them to ramp up due to the environment we are in.

On the hedging front, we have hedges of around $ 1.1 billion. We follow a methodology of trying to hedge our exposure for next 2 quarters at any point of time. We believe the currencies will remain volatile for some time to come. There is a chance that the Indian rupee could appreciate. We had seen it appreciating from 55 to 53 or so and there is a chance it could appreciate more. But when you do short-term hedging your ability to manage some of those movements is very high because we strongly believe that rupee could move both ways depending on how the world evolves.

Overall I think it is a good quarter. We added around 10,000 employees. We projected for 9,000. Next quarter we could add around 8,000 employees. Attrition is under control. We maintained our revenue guidance for the year. In July, we said we could grow by around 5% this year. We are maintaining the revenue guidance. This is purely organic. It does not include announcement of Lodestone acquisition. That acquisition is still not closed. Quite possibly it could get closed in the second half of this month. Once it closes, we will include that in the future guidance. So organically, our revenue guidance remains same, like what we said in July. On the EPS front, we adjusted it only for the currency because we took a currency rate of 55 to a dollar for rest of the year in July. Now we have taken 53. If you factor in that, the EPS could come down from earlier guidance of $3.03 to $2.97.

We have also given the wage increase. We felt that we need to give the wage increase now because we have to prepare the model for growth. If the growth comes in, once we see some stability in the environment, we could be better placed. We have increased the wages by around 6% offshore and around 2%-3% onsite. The wage increase could have impact in the second half but since we have some of the levers on the cost side, we will be able to absorb that cost. That is why you do not see any big impact on the EPS guidance from what we gave in July.

Overall it has been a good quarter and we have done well. We have maintained our guidance. Hopefully, all the initiatives we have taken recently will help us to grow faster in the near future.

With this we will open up the floor for Q&A.

Moderator

Thank you very much sir. Ladies and gentlemen, we will now begin the question and answer session. The first question is from Nitin Mohta from Macquarie. Please go ahead.

Nitin Mohta

The first question was pertaining to wage hike. Just wanted to understand what prompted that? Was it higher than expected deal wins versus when you had outlined your outlook in April or was there some kind of a supply side pressure as well exposing you to higher attrition?

S. D. Shibulal

As I said, if I look at Q2, Q2 is an early indicator that our execution is starting to yield results. But it is not enough. I am not saying it is enough but it has thrown some very good indicators on our Infosys 3.0 execution and the results from it. But the environment is still very challenging. We are very confident about our future. This is part of our investment for the future. One was an acquisition, second one is investment in the Products & Platforms, third is investment into our employees which is our biggest asset. This is a reflection of our confidence into the future. We clearly believe that we are on the right path but we will have short-term challenges because the environment is volatile. We will see short-term impacts because we need to make investment. But we are very confident about the future and this is a reflection of that.

Nitin Mohta

What I was trying to understand was in your comments, I do not think there was any difference in demand environment, say a quarter ago versus now. So I was just wondering why not do the decision earlier and why do it now, that is what the rationale I was trying to arrive at.

S. D. Shibulal

As I said, it is about early indicators of our own execution because our decisions are based on our own indicators and the execution where we are at. We went through a large transformation. The environment drastically changed by the time we finished the transformation. We ended the year with a 10% aspiration but we had to reset it to 5%. These were are all challenges which our clients and we face. But in Q2 we have seen some early indicators. It is not enough but some early indicators of our execution starting to yield results. Also if you look at some of the other things I talked about, the recognition we are getting by the industry analysts, the recognition we are getting with our clients. This is the time in which we do our clients satisfaction survey. Interestingly enough, in a very difficult environment, our clients’ satisfaction has improved. Our number of clients in the core has gone up. The number of clients in what we call ‘breakaway’ has come down drastically. If we look at Q2, there are early indicators but not enough of the execution of 3.0. When we invest in the future, it is all about investment into strategic areas, it is all about investments into intellectual property and it is about investing into employees. So this is part of that decision.

Nitin Mohta

If I can squeeze in a second one, just on deal wins, obviously, a good quarter over there. Is there any change in decision process internally in the company that has prompted that, just your thoughts on that line?

S. D. Shibulal

Infosys 3.0 was about creating a self-contained P&L. It is a journey. It is not that we have completed it but we have also verticalized all our HBUs, the horizontal service lines. Today if you look at the industry vertical, if you take for example, Manufacturing or Retail, they have full ability to put together all the service lines and create a solution. There is an improvement in those areas. That was fundamental to Infosys 3.0. Infosys 3.0 was all about actually increasing our relevance to clients. So this in a sense is an expected progress from 3.0. We also clearly stated that we have given much more flexibility for solutioning as well as pricing into the units.

Moderator

Thank you. The next question is from Mitali Ghosh from Bank of America. Please go ahead.

Mitali Ghosh

Shibu, in terms of your full year guidance being maintained, that does imply a fairly strong 3.5%-4% kind of growth in the next quarter and also in the March quarter we are probably looking at least 2% kind of growth. Given that these are seasonally weak quarters, I understand you have had good deal wins but maybe if you could help us understand what is the confidence that you have on ramp-ups and how you feel about visibility on achieving this kind of strong growth in the next 2 quarters?

S. D. Shibulal

Our visibility metrics is usually about 65% for the year in the beginning of the year and 95% for the quarter in the beginning of the quarter. We have up somewhere around 85% visibility or so (for H2). We still have our way to go. There is no doubt. We will never have 100% visibility unless you are at the last day of the year. So we still have a long way to go. But the metrics have not changed. So based on where we are and the visibility which we have, we did not see any need to revisit the guidance. We have maintained our guidance. But there is a 15% revenue which we need to catch up in the next 6 months.

Mitali Ghosh

I understand that but where I was coming from was that these are typically seasonally weak quarters where you have given almost a pickup in growth in the next quarter. So I was just wondering are these recent deal wins or have you seen some old deal wins which are in ramp up mode? So any granularity as to why you feel these quarters will do well?

S. D. Shibulal

Some of the recent deal wins will benefit our next 2 quarters, right, because we have announced 6 large deal wins in the big stage. For example, Harley-Davidson which is a infrastructure-led win will have a positive impact on this quarter and the coming quarters. Other deal which we talked about which is actually more than $200 million, Managed Services deal will have some positive impact. Then the India wins, if you look at the India Post win as well as the Ministry of Corporate Affairs win. That is how you build business, wins give you momentum in the next coming quarters. But, as I said, while it is true that we have these wins, the velocity is not enough because of the environment. We have not changed our visibility metrics and using our traditional visibility metrics, we came to the conclusion that there is no need to revisit the guidance at this point.

Mitali Ghosh

Okay sir thanks. And Bala, secondly just on the margins if you could help us understand with a little bit granularity on why the margins declined about 150 basis points at the EBITDA level?

V. Balakrishnan

Basically some of the costs have gone up. For example, the subcontractor cost went up this quarter, we made some incremental provision on Post-Sale Customer Support. So all this added up to a 1.6% decline. Rupee had no role to play on the margin decline. Basically some of the costs went up.

Mitali Ghosh

On CNBC you shared some top client growth metrics, top 5, 10, 25, I wasn’t quite able to reconcile that, may be if you could just share that is just one thing. May be has there been a churn and is that why I could not reconcile it?

S. D. Shibulal

The growth this quarter has been all around. Top 5 grew by 4.8%, top 10 grew by 3.1%, top 25 grew by 2.6% and the Non top-25 grew by 2.8%.. The clients additions have also have been very good. We added 39 new clients this quarter. 14 of them are in the BFSI space. Many of them are Fortune 500 or Global Fortune 500. Our Fortune 500 clients today are 157. So, the client addition as well as growth is good in total.

Mitali Ghosh

And these numbers you shared are dollar terms?

S. D. Shibulal

Yes all the numbers I shared are dollar terms.

Moderator

Thank you. The next question is from Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

I was wondering if Bala could talk a little bit about his decision to transfer responsibilities.

V. Balakrishnan

We have been talking about this several times since morning. We have a tradition of getting some of the younger leaders into higher roles whenever they are ready. We have done it several times in the past. So even in the CFO’s role, Rajiv has been working with me for many years. He is young, dynamic and highly knowledgeable. We felt this is the right time for him to take that role. I am stepping down from the CFO role and will focus on some part of the business. We felt this is very important in a company which is very young, where we have a lot of young leaders to be able to fulfill their aspirations too. So it is basically a tradition which we have done in several areas within the company and we have also done it in Finance role.

Edward Caso

I was wondering if you could elaborate more on the Harley-Davidson deal. My understanding is that you are going to use Milwaukee center to leverage in to other transactions. I was wondering the profitability of the Harley transaction is really dependent on your ability to leverage that center or is the deal profitable on its own?

Ashok Vemuri

The Milwaukee Facility is primarily designed for Harley-Davidson but we have substantial number of clients in the Greater Chicago area that will be using these facilities for. We have spoken to about 3 other clients who have expressed an interest to have a Development Center there. As we are seeing more consolidation in terms of vendors and transactions if you will, in terms of where they would like us to absorb some of their own employees, it is becoming imperative for us to build facilities in the markets that we operate in. As we are going to move into the Harley transaction and the transitions take place, there will be an impact because of not only costs like capital expenditure but also some amount of training and rebadging costs etc. that we will have to absorb which will impact initially profitability of the entire deal. But that we believe it is very short-term across the 5 years deal tenure that we have.

Moderator

Thank you. The next question is from Radhika Merwin from PUG Securities. Please go ahead

Radhika Merwin

On the $300 million category of 1 client which you had elaborated had moved into the $200 million category. Just wanted to get more sense what exactly transpired there. Also a follow up on what Mitali was enquiring on the top client movement. I was also not able to reconcile some of the numbers. If you could just share the figure as to what was the growth on the top client for this quarter?

S. D. Shibulal

The top client actually has marginally come down below the $300 million range. So it shifted out of the $300 million range. So couple of clients actually crossed the border. But if you look at our top 5 clients, they have grown 4.8%. The border may be $1 million or $2 million plus or minus it excludes the number in 200 and 300.

Radhika Merwin

So Shibu if you could just elaborate on what exactly transpired, is this like a one off thing?

S. D. Shibulal

It is one-off. For example, somebody is $305 million then it becomes $299 million in LTM basis because of a one quarter shift of a fixed price program, this is nothing undue. It’s just client shift. It will move because we are very strict with our LTM numbers. It is a mathematical calculation, so it will just shift.

Radhika Merwin

As of now that is not a concern for you?

S. D. Shibulal

No as of now we have not lost any client, there is no problem with the client.

Radhika Merwin

Also on the client adds we have done about 39 client adds this particular quarter. If I look at the last couple of 4 quarters, the number looks significantly lower than what we were in terms of 50+ new client additions. So is there something that we should read into this number as well?

S. D. Shibulal

There is no secular trend. In some quarters you add more, in some quarters you add less. Some of the clients which we have added now have actually yielded quick results. For example some of them we have opened with slightly larger opportunities but there is no real concern in that space.

Radhika Merwin

Shibu, also on the pricing, just wanted to understand are we seeing further pressure from current levels. Are we factoring in that as well in the margin picture for the full year?

S. D. Shibulal

See for our computation, we always take the end state of the current quarter for the future quarters. We take the revenue productivity of Q2 for the rest of the year. In Q2 we have seen the onsite going up and offshore coming down from a revenue productive perspective onsite went up by 0.4%, offshore came down by 1.3%. Net-net there is a marginal reduction of 0.2% which I will not consider as anything to be concerned about. Last quarter of course it came down. So for the time being we are seeing the pricing being stable.

Radhika Merwin

Bala just wanted to understand the 200 basis points dip that we are talking about for FY13 for margins, if you can just elaborate it on what are the headwinds or the tailwinds that we are kind of factoring in for this kind of decline for the full year.

V. Balakrishnan

If you look at the margins, it could decline by 200 basis points. The rupee impact on margins is favorable this year by around 4.8%. The pricing decline has a margin impact because when we give the pricing estimate for the year, we take the current pricing and assume that it will remain constant for the next 2 quarters and if you make that assumption and take the average to average, the pricing decline could impact margins by about 3.5%. The wage increase what we are doing now could have an impact of 1% on the margins and there are other costs that have gone up by around 2%. So net-net the benefit of currency during the year is offset by the pricing decline we have seen in the last 2 quarters and then the increase in wages and increase in other costs which will result in the 200 basis point impact.

Radhika Merwin

Sure Bala, that’s very helpful. In the nature of this time’s increase in cost that we had mentioned, is it related to any particular project or is it towards the PPS platforms, is it the investment for Products and Platforms or is it for a particular project or a particular vertical.

V. Balakrishnan

Sub-contractor costs have increased. That is basically because if you have some shortage of high-skilled resources, we would try to get them through the sub-contracting route and over a longer period replace its employees. That dynamic could change. We made an incremental provision on the post-sale-customer-support. That depends on the projects we do. If we do a large transformational project you do see some risks, you make a provision. Once you solve that, it probably could come back. So it is a re-evaluation which you do on all the projects over quarters. There is no particular trend where you can say that costs are incrementally increasing.

Moderator

Thank you. The next question is from Viju George from JP Morgan. Please go ahead.

Viju George

I was just trying to get a sense of your pricing movement in this quarter. You should have had a tailwind of 80 basis points, I would have imagine because of your revenue write off for $15 million of the previous quarter did not repeat in this quarter, so that should have given you 80 basis points. Yet you had a dip which means this was not the quarter where we had pricing pressures. Is that the way to read it?

Rajiv Bansal

There has been no impact of currency on the pricing because we hardly had any cross- currency movement during the quarter which impacted our revenues. So if you look at it our blended revenue productivity has actually remained almost flat. It has moved down by 0.2% which could be because of many reasons other than pricing.

Viju George

But in the previous quarter you had a 3% decline of which 80 basis points or so was explained because of the revenue write off. So that ideally should not have repeated in this quarter, so you should have had a tailwind of that coming to this quarter, everything else being the same

Rajiv Bansal

No this is a normalized number. So this is base to base comparison, so that has already been normalized.

Viju George

Okay so the other question really relates to the confidence in the guidance for H2. I just want to take up the question that somebody asked earlier. What gives you confidence that H2 will turn out to be better than H1 because that has never seen going back in history and here we are talking about 2 quarters of 3.5% plus growth sequentially, when growth in H1 was far below that?

S. D. Shibulal

As we said, we have not changed any of our visibility parameters. The confidence comes from our visibility parameter usually and also from some of our deal wins. So when you look at the visibility parameters, in the beginning of the year usually we have 65% visibility for the year and for the quarter about 95%. We are half way through the year. So if I compute all that, I will probably get somewhere between 85% -88% and that is the visibility we have at this point in time. So it is based on the visibility. We had a couple of weak quarters also. The deal wins and the visibility metrics have led us to believe that there is no reason to re-look at the guidance at this point.

Viju George

Sure, one last question would be, is the responsibility Bala assuming hereon additional to what he is already doing or is it something that he was already undertaking as Member of the Board?

S. D. Shibulal

No many of the responsibilities which he has today he was already doing. These are strategic to Infosys. If you look at BPO which is going above our average, then if you look at India which is a growth market for us, if you look at Finacle which is our flagship product, these are all extremely strategic areas for us.

Moderator

Thank you. The next question is from Ravindra Agarwal from Capital Market, please go ahead.

Ravindra Agarwal

Sir the hiring guidance, the guidance that was given earlier, does it stand the same or has it been changed?

S. D. Shibulal

No there is no change in the hiring guidance. We hired 10,000 people gross and 2700 people net this quarter. We plan to hire 35,000 during the year

Moderator

Thank you. The next question is from Ashwin Mehta from Nomura. Please go ahead.

Ashwin Mehta

Just wanted to reconcile the fact that while within IT services and consulting, we haven’t seen a material pricing cut. But on an overall consolidated basis there is a 3.4% decline in realization versus the volume growth of 6%. That is a pretty small proportion, almost 10% of your revenue. Is such a big decline in price in BPO or in the product platforms segment?

Rajiv Bansal

Finacle has gone down this quarter. So if you look at only services business, the volumes have gone up by about 3.8% this quarter.

Ashwin Mehta

Basically if you look at services business there is a 3.8% increase and there is a 0.2% decline in the blended pricing, so that explains the IT services and consulting portions. But in the overall consolidated volumes that you give out, there seems to be a 6% volume increase and a 3.4% decline in pricing. Just wanted to reconcile that fact given that excluding of services and consulting, remaining portions are small.

Rajiv Bansal

No, you calculate pricing and volume based on the services business because there is a direct correlation between the effort and revenue that you see. In the other part of business because there is no direct correlation, any volume and price cannot be correlated in that manner.

Ashwin Mehta

Second is on our guidance of 200 bps margin decline, just wanted to get a sense in terms of what are the levers that we are looking at progressively in terms of improving margins despite the dip because of wage increases or the INR appreciation that we might see?

S. D. Shibulal

There are many levers which we have, starting with pricing which is a lever but which is not in our favor. Growth is the fundamental lever to all these. Right now the utilization is 73%. We are quite comfortable anywhere between 78% to 82%, we have operated even 81%-82% in the past so that is the biggest lever. If you can get 1% utilization improvement, that is 1.3% on the revenue. So growth itself is a fundamental lever. It leads to utilization, pyramid structure, portfolio of business, for example some businesses if they grow fast that will give us better margin so the contribution per person from consulting and system integration is higher, in Products and Platforms the revenue productivity will be higher. Then onsite-offshore ratio is another lever which you have. Client portfolio is another lever which you have so there are multiple levers, scale benefits, subsidiaries not operating at optimum level which will come out of that and actually become optimal, the kind of people whom we recruit, so there are multiple levers.

Ashwin Mehta

In terms of FY14 hiring, any decisions that have been taken till now or any offers that have gone out?

S. D. Shibulal

We have started on the campus recruitment, the exact numbers are being worked out.

Moderator

Thank you. The next question is from Sagar Rastogi from Credit Suisse. Please go ahead.

Anantha Narayan

This is Anantha from Credit Suisse. Shibu you mentioned about significant amount of deal wins during the last few months. Can you give us a perspective and if possible quantify how these deals stack up in terms of margins and what are the margins in the initial 1 year of these projects and what do you expect them to be over the entire course of the project.

S. D. Shibulal

No, there is no secular change in the portfolio of margins. As I said, we will always look at pricing as a portfolio. The units today have the ability to manage pricing as a portfolio. Some of the large deals do have transition impact in the beginning. Some of the large system integration deals will have an investment impact in the beginning, so for example if you look at ITCPC or India Post, there is investment which has to go into it but there is no secular difference in the margins of these deals. The short-term characteristics will differ but long-term they will be at a portfolio level.

Anantha Narayan

Okay Shibu and just a final question, on one of the comments that Bala made. Bala you mentioned about the extra provisions for the post sale support. Now this number is not a very big number but it seems to be a pretty high number relative to past historical trends that we have seen. Can you give us a perspective on how this number is arrived at and whether we should read anything into the significant jump in this quarter?

V. Balakrishnan

If you want too much of details you should join me. These are all provisions we make depending on estimates we make on all the fixed price contracts. If you see the trend in last several quarters, the write-offs in this space are much lower. These are all conservative estimates you make on certain fixed prices. It will get reversed in the future period if they are able to run it more efficiently.

Moderator

Thank you. The next question is from Sandeep Agarwal from Edelweiss. Please go ahead.

Sandeep Agarwal

Sir, couple of questions on the operating metric side. Almost few quarters we are seeing the attrition rates are not coming down, it is still at 15%. So, if you see historically, it was at 11%-12% odd. So any signs when we will reach back to those levels? Secondly although Shibu has said that we are comfortable between 78% to 82% utilization, when do you see that number coming because if these two things probably cool off, then we will see a lot of relief in the margin front. I see that these two factors are not changing for some time now. So, if you can throw some light on that part it will be great? Also although partly answered by Rajiv, but I was just wondering why this time there is no straight methodology to calculate the volume and pricing because the revenue growth is 2.6% and volume is 3.8% and pricing dip is just 0.2%, so these three questions if you can throw some light it would be great.

Rajiv Bansal

I will answer last part again. See, every time when we have reported numbers and we have given you the volume and pricing, it has primarily been only on IT services part. You will not have seen too much on movement in products revenue quarter-on-quarter to see the difference. But we would always be able to give you pricing and volume because they are correlated to each other. On the product business, the spending effort may or may not result the revenue in the same quarter because this is all about product development, license sale and implementation. The right thing would be to look at the services revenue and service effort and arrive at the co-relation between the two.

S. D. Shibulal

Utilization is a clear reflection of two things, the growth and the intake. We had people who joined us over the last many quarters and they will continue to join. While the volume growth is going up, the utilization takes more time to go up because we have people coming into the system. These are people for whom we have given offers in the past and we are honoring all these offers.

Then on the question on the attrition, the attrition in absolute numbers have come down but in LTM basis it has marginally gone up. For example in Q1 we had 5,718 people leaving us, in Q2 that number is 5,255. So the absolute numbers have come down but as a percentage because we take it on LTM basis, there is a marginal increase. We are extremely focused on our employees. As I said, we are investing into our employees and our comfort level with the attrition is couple of percentage points below from where we are, so we are working on it.

Moderator

Thank you. The next question is from Dipesh Mehta from SBI Cap. Please go ahead.

Dipesh Mehta

If I see the first half, products business appears to be relatively weaker, so overall commentary on what we see about business and demand side.

S. D. Shibulal

There are two parts to Products and Platforms, one is Platform side where we have $100 mn TCV booked in Q2. Let me request Hara to comment on Products because our largest part of the product revenue is coming from Finacle.

Haragopal Mangipudi

Product Business normally tends to be cyclical because of the license and various other components. For the first half year as you asked there is an overall revenue of about $145 mn, this compared to year-on-year it was about 5% dip, but this is the cyclical nature of the business and nothing specific or material.

Dipesh Mehta

If you see run rate perspective, even if we consider cyclicity and other reasons, it appears that this is the run rate we have seen at least 10 odd quarters back. Even though cyclicity is one of the reasons but weakness appears to be much more than what seasonality we earlier used to see.

Haragopal Mangipudi

Also the revenue pricing model is like what we have in a platform model. You don’t get the license upfront, it is based on the usage basis, etc. These are the ones like what we have in Airtel and various other things for digital commerce. So this blend changes and that is where you see the difference.

Dipesh Mehta

So does this have any kind of implication on margin?

Haragopal Mangipudi

Overall, there would be some amount of impact in limited terms but with a portfolio approach I don’t see any bigger issue on the margin per se.

Dipesh Mehta

Second question about freshers joined in H1 because if I see trainee related it appears to be relatively weaker which we earlier use to see Q2 would be very strong.

S. D. Shibulal

All the freshers whom we gave offers in 2010 they joined in 2011. They went to training and they have completed training and most of them have come into production. The offers we gave in 2011, are joining now. We expect app 18,000 to join. The joining will finish in the April or May of next year. The spread is dynamic, some of which we have decided it, some we have not decided.

Dipesh Mehta

In H1 have we added out of 2011 offer anything?

S. D. Shibulal

We gave 26,000 offers in CY2011 and we expect 18,000 people to join.

Dipesh Mehta

But nobody has till date joined right.

S. D. Shibulal

For the FY11 batch they would have just come out of college. Most of them will join starting this quarter.

Moderator

The next question is from Nitin Padmanaban from Espirito Santo. Please go ahead.

Nitin Padmanaban

I just wanted to get a sense of how do you see seasonality panning out over the next few quarters because one would assume that next quarter generally you have lower number of days and Q4 is in a new calendar year so generally the growth tends to be lower. So how should one view seasonality based in the guidance that we have?

S. D. Shibulal

As I said the visibility at this point is 85%-87% because that is very much in line with usually what we have at this point. Yes, Q3 and Q4 does have some seasonality but if you look at the visibility which we have at this point, that is a critical thing. We have a historical visibility metrics which we track and guidance is a statement of fact based on our visibility. We will never have 100% visibility at this stage. We are looking at the visibility which we have, we are looking at some of the wins which we had in Q2 and their ability to produce revenue in Q3 and Q4. Looking at all that, at this point in time we said there is no need to revisit the guidance.

Moderator

Thank you. The next question is from Sandeep Shah from CIMB. Please go ahead.

Sandeep Shah

On the pricing within the IT services, the offshore pricing is down by 1.3% and if I look at the absence of the write-offs which we had in the last quarter, it seems that the offshore pricing might have been down by 2%. Can you explain what has led to this?

S. D. Shibulal

There are many factors which influence realization, for example, the client metrics, the portfolio of offerings which we have, we may be doing the transmission which is not paid for in that quarter but when we look at pricing as a portfolio, it has only come down by 0.2%.

Sandeep Shah

So do you believe it is more a mix change because last quarter we said that it was because of some of the volume discount given to some of the capital market client, so is there any like-to-like pricing decline that is coming in?

S. D. Shibulal

No, actually there is no secular trend in this quarter. Last quarter we had clearly said that the realization came down by 3.7% but this quarter there is no secular trend and our view is that the pricing will be stable.

Sandeep Shah

And just coming in terms of onsite wage inflation, if I am not wrong it is effective January 2013.

S. D. Shibulal

Yes.

Sandeep Shah

And the offshore would be October.

S. D. Shibulal

October.

Sandeep Shah

And just on the visa cost it seems like the travelling as an expense head in this quarter has gone up on Q-on-Q basis, so do you believe visa cost could be a major margin tailwind in the coming quarters.

S. D. Shibulal

We have factored in all the visa costs and the visa applications that were filed in the second quarter. So, I do not expect any secular trend there.

Sandeep Shah

What was the reason for a marginal cut in the constant currency organic revenue growth guidance? Earlier we were expecting 6% now we expect 5.7%.

V. Balakrishnan

On a guidance basis, we said we will grow at a minimum of 5%. Currencies could change, so we have retained that guidance. Constant currency will keep changing. We don’t know how the currency is going to move in the next 2 quarters. Best way to look at it is that we have maintained the guidance what we gave in July.

Moderator

Thank you. The next question is from Srivatsan Ramachandran from Spark Capital. Please go ahead.

Srivatsan Ramachandran

I wanted to know the margin decline of 200 bps that you are talking of, that is assuming for the second half that rupee stays at 53. Is that the rate that you have factored in?

V. Balakrishnan

Yes.

Srivatsan Ramachandran

Okay. In the India business you have been improving your pipeline and business. How do you look margins in this business, would this be comparable or is it for the long haul you do not mind taking a slightly lower margin business?

V. Balakrishnan

Well, the initial period margin could be under stress because we need the scale. India business is subscale today but if you look at some of the projects we have won in India that is Department of Post or MCA, if the volume picks up, it will be a decent margin business.

Moderator

Ladies and gentlemen due to time constraints that was the last question. I now hand the conference back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call and spending time with us. We will look forward to talking to you again during the quarter. Thanks and have a good day.

Moderator

Thank you members of the Management team. Ladies and gentlemen that concludes this conference call. Thank you for joining us and you may now disconnect your lines. Thank you.